Exhibit (a)(1)(H)

Email to Eligible Optionees Amending Section 12 of the Offering Memorandum

You have previously received from the company an Offer to Amend or Replace Eligible Options, dated November 7, 2007 (the “Offering Memorandum”).  As amended by an email to you on November 19, 2007, the offer and withdrawal rights described in the Offering Memorandum are scheduled to expire at 12:00 midnight, Eastern Time (11:00 p.m. Central Time) in the evening of December 6, 2007.

The company hereby amends the Offering Memorandum to insert the following bullet point at the end of Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) of the Offering Memorandum, on page 48:

“●
On October 2, 2007, TurboChef awarded 4,408 restricted stock units (each unit representing the right to receive one share of common stock upon vesting, with one-twelfth vesting on the second day of each month, beginning on November 2, 2007 (fractions rounded down) with the balance vesting on the anniversary of the award) to Winston Partners Incorporated in consideration of that company’s agreement to provide investor relations consulting services to TurboChef.  James W. DeYoung, a TurboChef director, is the owner and President of Winston Partners.”

The Offering Memorandum and the offer described therein are not being modified in any other manner.